                             DEUTSCHE BANK (LOGO)

    Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank
Commodity Booster-Dow Jones-UBS 14 TV Index(TM) Excess Return

                     Commodities |X| Bullish |X| Medium Term

Indicative Terms as of October 16, 2009

CUSIP:                        2515A0 VH 3

Issuer:                       Deutsche Bank AG, London Branch

Maturity / Tenor:             57 Months (4 Years, 9 Months)

Index:                        Deutsche Bank Commodity Booster-Dow Jones-UBS 14
                              TV Index(TM) Excess Return (Bloomberg: DBCMBTVE
                              [Index])

Initial Level:                The Index closing level on the Trade Date

Final Level:                  The Index closing level on the Final Valuation Date

Index Return:                 Final Level - Initial Level
                              ---------------------------
                                     Initial Level

Participation Rate:           100.00%

Buffer Level:                 15.00% of the Initial Level (first 15%
                              depreciation of the Index is protected)

Payment at Maturity:          If the Final Level:

                              (a) is greater than or equal to the Initial Level,
                              you will receive a return equal to the Index
                              Return, multiplied by the Participation Rate.
                              Accordingly, the Payment at Maturity per $1,000
                              face amount will equal: $1,000 + ($1,000 x Index
                              Return x Participation Rate);
                              OR
                              (b) is less than the Initial Level, and such
                              decline is equal to or less than the Buffer Level,
                              the Payment at Maturity will equal $1,000 per
                              $1,000 face amount;
                              OR
                              (c) is less than the Initial Level, and such
                              decline is greater than the Buffer Level, the
                              Payment at Maturity per $1,000 face amount will
                              equal $1,000 + [$1,000 x (Index Return + Buffer
                              Level)].

Discounts and                 The Agents will not receive a commission in
Commissions:                  connection with the sale of the BUyS. Deutsche
                              Bank Securities Inc. may pay referral fees to
                              other broker-dealers of up to 0.50% or $5.00 per
                              $1,000 face amount. Deutsche Bank Securities Inc.
                              may pay custodial fees to other broker-dealers of
                              up to 0.25% or $2.50 per $1,000 face amount. The
                              Issuer will reimburse Deutsche Bank Securities
                              Inc. for such fees. The agents for this offering
                              are affiliates of ours. For more information see
                              "Supplemental Underwriting Information (Conflicts
                              of Interest)" in term sheet No. 751J.

Agents:                       Deutsche Bank Securities Inc. and Deutsche Bank
                              Trust Company Americas

                         Best Case Scenario at Maturity
--------------------------------------------------------------------------------
If the Index Return is positive, investors will receive 100.00% of the performance of the Index Return at maturity.

                         Worst Case Scenario at Maturity
--------------------------------------------------------------------------------
If the Final Level is lower than the Initial Level by more than the Buffer
Level, an investment in the BUyS will decline by 1% for every 1% decline in the
Index beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 85.00%.

                                    Benefits
--------------------------------------------------------------------------------
|X|  Commodity exposure with principal protection for first 15.00% of any depreciation and uncapped upside potential
|X|  100.00% of any positive Index Return
|X|  The BUyS will outperform the Index at maturity if the Final Level is below the Initial Level

                                      Risks
--------------------------------------------------------------------------------
|X|  Because BUyS do not offer full principal protection of your initial investment and the return on the BUyS is linked to the performance of the
     Index, you may lose up to 85% of your initial investment
|X|  An investment in BUyS is subject to the credit of the Issuer

                                 Important Dates
--------------------------------------------------------------------------------
Offering Period:..........October 16, 2009 - October 26, 2009
Trade Date:..................................October 27, 2009
Settlement Date:.............................October 30, 2009
Final Valuation Date:...........................July 28, 2014
Maturity Date:......................July 31, 2014 (57 Months)

                      NOT FDIC / NCUA INSURED OR GUARANTEED
                       MAY LOSE VALUE * NO BANK GUARANTEE
                                  NOT A DEPOSIT
                  NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-162195
                                                          Dated October 16, 2009

             Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity (Assumes a Buffer Level of 85.00%, a Participation Rate of 100.00%, and an Initial Level of 280.00)
Final Level	Percentage Change in Index	Payment at Maturity (per $1,000 invested)	Return on BUyS (%)
560.00	100.00%	$ 2,000.00	100.00%
504.00	80.00%	$ 1,800.00	80.00%
448.00	60.00%	$ 1,600.00	60.00%
392.00	40.00%	$ 1,400.00	40.00%
336.00	20.00%	$ 1,200.00	20.00%
308.00	10.00%	$ 1,100.00	10.00%
294.00	5.00%	$ 1,050.00	5.00%
280.00	0.00%	$ 1,000.00	0.00%
252.00	-10.00%	$ 1,000.00	0.00%
224.00	-20.00%	$ 950.00	-5.00%
168.00	-40.00%	$ 750.00	-25.00%
112.00	-60.00%	$ 550.00	-45.00%
56.00	-80.00%	$ 350.00	-65.00%
0.00	-100.00%	$ 150.00	-85.00%
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors
YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $150 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index performance is positive or negative.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUYS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

The ALLOCATION FEATURE OF THE INDEX MAY MAGNIFY YOUR EXPOSURE TO DECREASES IN THE BASE INDEX AND/OR REDUCE YOUR EXPOSURE TO INCREASES IN THE BASE INDEX — As described in the accompanying term sheet, the Index adjusts the level of its investment in the Deutsche Bank Commodity Booster - Dow Jones-UBS IndexSM (the “Base Index”) monthly based  on the volatility experienced by the Base Index over a previous three-month period, and may be less than or greater than 100%. For this reason, you may be exposed to any decrease in the level of the Base Index on an enhanced (i.e., greater than 100%) basis, and your participation in any increase in the level of the Base Index may be less than 100%.

THE INDEX IS SUBJECT TO STRATEGY RISK — The Index seeks to achieve a realized volatility of 14% in the Base Index.  Adjustments are made to the level of participation of the Index in the Base Index based on the historical realized volatility of the Base Index.  The realized volatility of the Base Index may differ – perhaps significantly – from its historical realized volatility. It is therefore possible that the Index will achieve realized volatility that differs – possibly significantly – from the target volatility of 14%.

THE BASE INDEX IS SUBJECT TO STRATEGY RISK — The Base Index reflects a strategy that seeks to outperform the Dow Jones UBS Commodity IndexSM. The Base Index employs a rule-based approach when it replaces constituent futures contracts approaching expiration with futures contracts having a later expiration (a process referred to as “rolling”). Rather than select new futures contracts for certain constituent commodities based on a predefined schedule (e.g., monthly), the Base Index rolls to those futures (from the list of tradable futures which expire in the next thirteen months), that seek to generate the maximum implied roll yield. The Base Index aims to maximize the potential roll benefits in backwardated markets (where future prices are less than spot prices) and minimize potential roll losses in contango markets (where future prices are greater than spot prices). This strategy may not be successful, and the level of the Base Index, and therefore the Index, may decrease.

THE INDEX AND THE BASE INDEX HAVE LIMITED PERFORMANCE HISTORY — Publication of the Index began on August 8, 2009, and publication of the Base Index began on February 27, 2008. Therefore, the Index and the Base Index have very limited performance history, and no actual investment that allowed a tracking of the performance of the Index or Base Index was possible before the respective inception dates.

HIGH MARKET VOLATILITY — The market price of the commodities comprising the components of the Base Index may fluctuate rapidly based on numerous factors, including but not limited to, changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and therefore the value of your BUyS in varying ways.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE BUYS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index or the value of the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

A COMMODITY HEDGING DISRUPTION EVENT COULD RESULT IN THE EARLY ACCELERATION OF THE BUYS — We have the right (but not the obligation) to repurchase the BUyS prior to maturity if legal or regulatory restrictions prevent us from hedging our obligations under the BUyS.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 751J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 751J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

Deutsche Bank Structured Equity Sales    +1 212 250-9905